Exhibit 99.2

Press release

WiLAN Enters into License Agreement with Philips

Licensing partnership entered in April 2014 delivers agreement

OTTAWA, Canada – July 23, 2014 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that the Company’s subsidiary, Open Network Solutions Inc., has entered into a license agreement with Koninklijke Philips N.V. and Philips Electronics North America Corporation. The licensed patents relate to networking capabilities of non-standard devices.

“WiLAN acquired these patents through a licensing partnership that we signed in April of this year,” said Jim Skippen, President & CEO. “I am pleased with the early progress that we are making in this program.”

The remaining terms of the license agreement are confidential.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 285 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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